UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 23, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q14 Results

Net debt in dollars fell 17% to US$3.1 billion (R$7.0 billion) while LTM EBITDA hiked 7% to US$1.3 billion (a record R$2.9 billion), driving Net Debt/EBITDA down to 2.4x.

							Last 12
Key Figures	Unit	1Q14	4Q13	1Q13	1Q14 vs 4Q13	1Q14 vs 1Q13	months (LTM)
Pulp Production	000 t	1,277	1,358	1,263	-6%	1%	5,272
Pulp Sales	000 t	1,188	1,441	1,186	-18%	0%	5,199

Net Revenues	R$million	1,642	1,958	1,449	-16%	13%	7,110
Adjusted EBITDA(1)	R$million	679	823	565	-17%	20%	2,910
EBITDA margin	%	41%	42%	39%	-1 p.p.	2 p.p.	41%
Net Financial Result(2)	R$million	(170)	(599)	(66)	—	—	(2,158)
Net Income (Loss)	R$million	19	(185)	24	-110%	—	(702)

Free Cash Flow(3)	R$million	9	746	167	-99%	—	1,111

Gross Debt (US$)	US$million	3,732	4,172	4,915	-11%	-24%	3,732
Gross Debt (R$)	R$million	8,445	9,773	9,898	-14%	-15%	8,445
Cash(4)	R$million	1,475	1,924	2,382	-23%	-38%	1,475
Net Debt (R$)	R$million	6,970	7,849	7,516	-11%	-7%	6,970
Net Debt (US$)	US$million	3,080	3,351	3,732	-8%	-17%	3,080
Net Debt/EBITDA LTM	x	2.4	2.8	3.1	-0.4 x	-0.7 x	2.4
Net Debt/EBITDA LTM (US$)(5)	x	2.4	2.6	3.1	-0.2 x	-0.7 x	2.4

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Does not include the sale of assets and the equity acquisition of Ensyn | (4) Includes the hedge fair value | (5) For covenants purposes

1Q14 Highlights

•             Conclusion of the total redemption of the bonds maturing in 2020. Gross debt fell US$1.2 billion in the last 12 months.

•             Gross debt was R$8,445 million, down 14% and 15% over 4Q13 and 1Q13, respectively.

•            Net Debt/EBITDA in U.S. dollars at 2.4x (Dec/13: 2.6x | Mar/13: 3.1x), within the target established in the Indebtedness and Liquidity Policy.

•             Fitch upgraded Fibria’s ratings to “BBB-/Stable” (Investment Grade) and S&P revised its rating outlook from “BB+/Stable” to “BB+/Positive”.

•             Reduced cost of dollar-denominated debt to 4.1% p.a. (4Q13: 4.6% p.a. | 1Q13: 5.2% p.a.).

•             Scheduled maintenance downtime at Aracruz Unit C Plant successfully concluded.

•             Pulp production of 1.3 million t, down 6% over 4Q13 but up 1% over 1Q13. LTM production reached 5.3 million t.

•             Pulp sales of 1.2 million t, down 18% quarter-on-quarter but stable year-on-year.

•             Net revenue of R$1,642 million (4Q13: R$1,958 million and 1Q13: R$1,449 million).

•             Cash cost at R$549/t, up 18% and 8% quarter-on-quarter and year-on-year, respectively. Excluding the foreign exchange impacts, cash cost was 5.7% up on 1Q13.

•             Adjusted EBITDA of R$679 million, down 17% quarter-on-quarter but up 20% year-on-year, LTM EBITDA totaled a record of R$2,910 million.

•             EBITDA margin of 41%, down 1 p.p. over 4Q13 up 2 p.p. over 1Q13.

•             EBITDA/t of R$571/t (US$242/t) in the quarter, stable quarter-on-quarter and up 20% year-on-year.

•             Fibria received R$883 million proceeds due to the land sale transaction. The remaining balance of R$20 million expected in 2Q14.

Subsequent Events

•             Annual and Extraordinary General Meetings to be held on April 25, 2014.

•             Fibria published its 2013 Sustainability Report according to the most recent version (G4) of Global Reporting Initiative (GRI) guidelines.

Market Cap — March 31, 2014:	Conference Call: April 24, 2014	Investor Relations

R$14.0 billion US$6.1 billion	Portuguese: 10 A.M. (US-EST) Tel: +55 11 3193-1001	Guilherme Cavalcanti
FIBR3: R$25.23		André Gonçalves
FBR: US$11.06	English: 11 A.M. (US-EST) Tel: +1 412 317-6776	Camila Nogueira
Outstanding Common Shares:		Roberto Costa
553,934,646	Webcast: www.fibria.com.br/ir	Raimundo Guimarães
ir@fibria.com.br +55 (11) 2138-4565

The operational and financial information of Fibria Celulose S.A. for the 1st quarter of 2014 (1Q14) is presented in this document on a consolidated basis and is expressed in reais, unaudited and prepared in accordance with the Brazilian Corporation Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with elimination of all intercompany transactions.

Executive Summary

Seasonality in the period helped drive higher industry producers’ inventories of hardwood pulp in 1Q14, closing February at 45 days of production. Fibria’s sales performance in 1Q14 was stable year-on-year. There was a marginal price decrease in the PIX/FOEX BHKP Europe of 0.6% in the quarter, where Fibria shipped most of its sales in the period (46%), even as Chinese dynamics have driven prices down in that region. Risk aversion in the international market, the internal uncertainty regarding energy shortage and S&P’s downgrade to Brazil’s credit rating kept the a stronger average dollar (R$2.37/US$) with a positive impact on the net pulp price in reais (+1.3%), despite the real’s appreciation against the dollar in the last two weeks of March (+4%).

On March 26, 2014, Fibria announced the conclusion of the total redemption of its bonds maturing in 2020 (2020 bonds) with a coupon of 7.5% p.a., issued by Fibria Overseas Finance Ltd (wholly-owned subsidiary of Fibria) and guaranteed by Fibria, for the price of 111.3% of the outstanding amount of US$690.2 million. This transaction is in line with Fibria’s strategy of reducing its gross debt and related debt service costs and provides annual savings in interest expenses of approximately US$52 million commencing in the second quarter of 2014.

In 1Q14, pulp production was 1.3 million t. down 6% quarter-on-quarter due to scheduled maintenance downtimes (Aracruz “C” and Veracel mills) and fewer production days in the period. Year-on-year, production increased 1% due to the minor impact of Veracel mill downtime, which in 2013 was fully absorbed in the 1Q13. Sales volume totaled 1.2 million t, down 18% over 4Q13 due to seasonality in the period. Year-on-year, sales were stable. Pulp inventories closed the quarter at 56 days.

The cash production cost in the quarter was R$549/t, up 18% over 4Q13, mainly due to the scheduled maintenance downtimes. Year-on-year, the 8% increase in cash cost is chiefly due to the increased wood transportation costs and foreign exchange effects, partially offset by the lesser impact of scheduled maintenance downtimes. Fibria will continue to take actions seeking to minimize its cost structure, aiming to maintain the cash production cost increase in 2014 below inflation. The Company expects to increase its revenues from excess energy production in 2014, minimizing the impact of previously discussed cost pressures. The Company is prepared to face any adverse scenario regarding the possibility of energy shortage in 2014, considering that it is self-sufficient. In 2013, Fibria produced 115% of the energy necessary to pulp production.

Adjusted EBITDA in 1Q14 totaled R$679 million, with margin at 41%. Quarter-on-quarter, this figure fell 17%, chiefly due to the lower sales volume. Year-on-year, the 20% increase is explained by the higher net pulp price in reais (+13%), in turn explained by the 19% average dollar appreciation against the real, partially offset by the 2.5% decline in the average pulp price in dollars as measured by the PIX/FOEX Europe. LTM EBITDA was a record R$2,910 million, up 4% over 2013 EBITDA (R$2,796 million) with margin at 41%. Free cash flow in the quarter was R$9 million, falling in relation to the R$746 million and R$167 million in 4Q13 and 1Q13, respectively, primarily due to the working capital variation and the prepayment of accrued interest due to the redemption of the 2020 Bond (more details on page 15).

The financial result was negative R$170 million in 1Q14, compared to negative R$599 million in the previous quarter. This variation is mainly explained by the positive impact of foreign exchange variations on the debt (3% depreciation of the closing dollar) and hedge operations (especially debt swaps), offset by financial and accounting effects of the 2020 bond redemption. Year-on-year, the greater expense derived from the 2020 Bond redemption, partially offset by the positive foreign exchange variation effects on the debt and derivatives. It is worth mentioning the 11% decline in interest expenses year-on-year, resulting from liability management initiatives which seek to reduce principal and related costs.

Gross debt in dollars was US$3,732 million, down 11% and 24% quarter-on-quarter and year-on-year, respectively. Fibria closed the year with a cash position of R$1,475 million. With the conclusion of the redemption of 100% of the outstanding 2020 bonds announced in March, Fibria`s net debt/EBITDA in U.S. dollars closed at 2.4x, in line with the target established in the Indebtedness and Liquidity Policy (available at www.fibria.com.br/ri - Corporate Governance). With this, the average cost of the debt in dollars fell to 4.1% p.a. and provides annual savings in interest expenses of approximately US$52 million.

As a result of these factors, Fibria closed 1Q14 with net income of R$19 million, compared to losses of R$185 million in 4Q13 and profit of R$24 million in 1Q13 (more information on page 12).

Pulp Market

2014 is expected to be a challenging year for the pulp market, but delays in new market capacities have staved off the excess supply previously expected for the first months of the year. Demand continued to be positive throughout the period, allowing Fibria`s sales to remain stable year-on-year. However, even as market fundamentals have remained favorable, the combination of excepted new capacities and doubts on the sustainability of Chinese demand (as key macroeconomic indicators have not been satisfactory at the start of the year), intensified by the impact of the Chinese New Year, have created an environment for pression on prices, especially in Asia, at the end of the quarter.

Statistics from the World-20 report published by the Pulp and Paper Products Council (PPPC) show that global BEKP sales were up 3,6% or 83 thousand t in the first two months of 2014 as compared to the same period of the previous year. Key regions posted positive demand results from January to March, excluding North America, which was partially impacted by adverse climate conditions that hindered shipping of both pulp and paper.

Source: PPPC World 20 February 2014

Inventories were relatively stable in the beginning of the year. After a significant increase in producers’ hardwood inventories in in the first two months of the year due to traditional seasonality in this period, producers’ hardwood inventories closed last February at 45 days.

The greater spread between hardwood and softwood pulp prices, a trend that began in the second half of 2013, continued in 1Q14. The last PIX/FOEX figures for Europe in March showed a spread of US$157/t between the reported prices, increasing US$20/t since the beginning of the year.

In the coming months, the scheduled maintenance downtimes of the industry will play an important role in balancing market pulp supply and demand, as new capacities come on-stream and volumes are physically available. Just in Brazil, an estimated volume of 110 thousand t is expected to go off the market. On the demand side, the list of new paper machines projects to be installed in 2014 is extensive, totaling 3 million t in new tissue and printing & writing paper volumes, favoring the improved balance between supply and demand throughout the year.

Production and Sales

				1Q14 vs	1Q14 vs	Last 12
Production (‘000 t)	1Q14	4Q13	1Q13	4Q13	1Q13	months
Pulp	1,277	1,358	1,263	-6%	1%	5,272
Sales Volume (‘000 t)
Domestic Market Pulp	116	112	118	3%	-2%	445
Export Market Pulp	1,072	1,329	1,068	-19%	0%	4,755
Total sales	1,188	1,441	1,186	-18%	0%	5,199

In 1Q14, Fibria held the scheduled maintenance downtime at the mill “C” of the Aracruz Unit and began its maintenance downtime at the Veracel Unit, which was concluded on April 10. Both were carried out as planned, in line with the Company’s budget and duration. Pulp production totaled 1,277 thousand t in 1Q14, down 6% quarter-on-quarter, chiefly due to the scheduled downtimes and the lesser number of production days (1Q14: 90 days | 4Q13: 92 days). Year-on-year, production was up 1% with the Veracel downtime concluded in 1Q13, as opposed to this year. Pulp inventories totaled 834 thousand t (56 days), up 12% over 4Q13 — 743 thousand t (50 days) and 9% over 1Q13 — 764 thousand t (51 days).

Below is the 2014 schedule of maintenance downtimes for Fibria’s mills.

Fibria’s Maintenance Downtimes Schedule – 2014

Mill	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug
Aracruz “A”
Aracruz “B”
Aracruz “C”
Jacareí
Três Lagoas
Veracel

Sales volume totaled 1,188 thousand t, down 18% quarter-on-quarter due to seasonality of the first quarter. As compared to 1Q13, sales volumes were stable. Fibria’s LTM sales totaled 5,199 thousand t, equal to 99% of production in the same period. Sales to Europe represented 46% of total sales, followed by Asia with 26%, North America with 19% and Latin America with 9%.

Results Analysis

				1Q14 vs	1Q14 vs	Last 12
Net Revenues (R$ million)	1Q14	4Q13	1Q13	4Q13	1Q13	months
Domestic Market Pulp	136	132	124	3%	10%	516
Export Market Pulp	1,486	1,809	1,308	-18%	14%	6,519
Total Pulp	1,622	1,941	1,432	-16%	13%	7,035
Portocel	20	17	18	22%	15%	75
Total	1,642	1,958	1,449	-16%	13%	7,110

Net revenue was R$1,642 million in 1Q14, down 16% over 4Q13 as a result of the lower sales volume. Compared to 1Q13, revenue increased 13% as a result of the 13% higher average net price in reais, in turn the result of 19% appreciation of the average dollar. LTM net revenue was a record of R$7,110 million, 3% higher than the revenue reported for 2013.

The cost of goods sold (COGS) was 15% lower quarter-on-quarter, mainly due to the lower sales volume, partially offset by the 18% rise in the cash production cost, as described below. Year-on-year, COGS was up 5% due to the higher cash production cost and foreign exchange effects.

The cash production cost in 1Q14 was R$549/t, up 18% quarter-on-quarter due to the scheduled maintenance downtimes at mill “C” of the Aracruz Unit and  Veracel mill, and increased wood costs, in turn explained by the increased participation of third-party wood in the mix (1Q14: 11% | 4Q13: 5%), higher wood transportation costs (price increase) and the greater average distance (1Q14: 180 km | 4Q13: 166 km). The Company expects to increase its revenues from excess energy production in 2014, minimizing the impact of previously discussed cost pressures. The Company believes that it is prepared to face the possible energy shortage scenario, considering that it is self-sufficient. Energy generation is derived from the pulp production process and, therefore, it does not depend on energy generation from the market. Year-on-year, the 8% increase in cash cost is chiefly explained by the greater transportation wood costs (average distance: 1Q14: 180 km | 1Q13: 167 km) and the average dollar appreciation against the real (R$13/t), partially offset by the minor impact of scheduled maintenance downtimes with most maintenance downtime at the Veracel Unit occured in April, as mentioned above. Excluding the downtime effects, the cash production cost was R$524/t, up 12% and 13% quarter-on-quarter and year-on-year, respectively. Fibria will continue to pursue its goal of keeping the cash production cost increase in 2014 below inflation.

Pulp Cash Cost	R$/t
4Q13	466
Maintenance downtimes	26
Third party wood (1Q14: 11% | 4Q13: 5%)	16
Wood transportation (transportation modal, contract adjustments and higher distance forest-mill)	15
Higher input consumption	14
Higher maintenance costs	5
Volume	3
Exchange rate	2
Other	2
1Q14	549

Pulp Cash Cost	R$/t
1Q13	507
Wood transportation (higher distance forest-to-mill and transportation modal)	16
Exchange rate	13
Higher fixed cost	10
Higher input consumption	7
Higher labor costs	5
Third party wood (1Q14: 11% | 1Q13: 8%)	5
Maintenance downtimes	(18)
Other	4
1Q14	549

Selling expenses totaled R$79 million in 1Q14, down 17% quarter-on-quarter as a result of the lower sales volume.  Year-on-year, selling expenses were up 12% due to foreign exchange impacts, with the 19% dollar appreciation, on average, against the real and higher logistics expenses. The ratio of selling expenses over net revenue remained stable at 5% as compared to both periods.

Administrative expenses totaled R$68 million, down 22% quarter-on-quarter due to reduced expenditures with salaries and outsourcing services. Year-on-year, the 4% increase is explained by greater expenses with personnel due to wage adjustments in 2013.

Other operating revenue (expense) totaled a revenue of R$6 million in 1Q14, as compared to a revenue of R$825 million in 4Q13, chiefly due to the capital gains of R$799 million due to the land sale in the previous quarter. As compared to 1Q13, the R$8 million increase is explained by tax benefits.

Adjusted EBITDA reached R$679 million in 1Q14 with margin at 41%. Quarter-on-quarter, EBITDA fell 17%, primarily due to the lower sales volume (EBITDA per t was stable) and increased cash production cost. The 20% year-on-year increase with a 2 p.p. margin expansion is explained by the 13% higher average net pulp price in reais, in turn the result of the dollar’s average 19% rise against the real despite the higher cash cost of production. The graph below shows the main variations in the quarter:

Financial Result

				1Q14 vs	1Q14 vs
(R$ million)	1Q14	4Q13	1Q13	4Q13	1Q13
Financial Income (including hedge result)	146	(83)	84	-276%	74%
Interest on financial investments	26	20	33	30%	-21%
Hedging(1)	120	(103)	51	-217%	135%
Financial Expenses	(137)	(138)	(154)	-1%	-11%
Interest - loans and financing (local currency)	(52)	(51)	(45)	2%	16%
Interest - loans and financing (foreign currency)	(85)	(87)	(109)	-2%	-22%
Monetary and Exchange Variations	151	(356)	87	—	74%
Foreign Exchange Variations - Debt	227	(346)	125	—	82%
Foreign Exchange Variations - Other	(76)	(10)	(38)	—	100%
Other Financial Income / Expenses(2)	(330)	(22)	(83)	—	298%
Net Financial Result	(170)	(599)	(66)	-72%	158%

(1)Change in the marked to market (1Q14: R$(333) million | 4Q13: R$(464) million) added to received and paid adjustments.

(2)R$ 330 million out of R$ 323 million refer to financial charges from bond buy-back in 1Q14.

Revenue from interest on investments was R$26 million, up 30% over 4Q13, chiefly due to the accounting impact of proceeds from the land sale. As compared to 1Q13, the 21% decrease is explained by the use of cash for settlement of debt with less attractive costs. The result of hedge operations was positive R$120 million, with R$131 million due to the positive variation in the fair value of debt hedge (see page 11).

Financial expenses with interest on loans and financing totaled R$137 million in 1Q14, down 1% quarter-on-quarter as the 2020 bonds were settled only at the end of the quarter (March 26) and savings on interest expenses will be captured as from the next quarter. Year-on-year, the 11% (R$17 million) decrease was mainly derived from the reduction in dollar-denominated debt between the periods.

Financial revenue with foreign exchange variations on dollar-denominated debt (94% of total gross debt) was R$227 million, compared to expenses of R$346 million in 4Q13. This revenue was chiefly due to the variation in the closing dollar in the period (1Q14: R$2.2630 | 4Q13: R$2.3426). As compared to 1Q13, there was a R$102 million increase in revenue as a result of the dollar’s greater depreciation against the real.

Other financial revenue and expense totaled an expense of R$330 million, an increase of R$308 million over 4Q13, chiefly the result of the 2020 bonds redemption as compared to the previous quarter, causing a greater accounting effect of expenses incurred with these operations (R$303 million in this quarter). The same factor explains the variation as compared to 1Q13.

Mark-to-market of derivatives on March 31, 2014 was negative R$333 million (with positive R$8 million in operational hedge, negative R$351 million in debt hedge and R$10 million in embedded derivatives), compared to negative mark-to-market of R$464 million on December 31, 2013, a positive variation of R$131 million. This result is mainly explained by the appreciation of the real in the period, impacting open debt swaps. The cash impact of swaps maturing in the period was R$11 million, resulting in a positive impact on the financial result of R$120 million. The table below shows the hedge derivative position at the end of March:

		Notional				Fair Value
Swaps	Maturity	mar/14		dec/13		mar/14		dec/13
Receive
US Dollar Libor (2)	may/19		$512		$540	R$	1,160	R$	1,267
Brazilian Real CDI (3)	aug/20	R$	814	R$	822	R$	1,042	R$	1,036
Brazilian Real TJLP (4)	jun/17	R$	409	R$	448	R$	388	R$	425
Brazilian Fixed (5)	dec/17	R$	518	R$	559	R$	418	R$	450

Receive Total (a)						R$	3,008	R$	3,178

Pay
US Dollar Fixed (2)	may/19		$512		$540	R$	(1,145)	R$	(1,251)
US Dollar Fixed (3)	aug/20		$419		$423	R$	(1,148)	R$	(1,186)
US Dollar Fixed (4)	jun/17		$252		$276	R$	(576)	R$	(651)
US Dollar Fixed (5)	dec/17		$253		$273	R$	(490)	R$	(542)

Pay Total (b)						R$	(3,359)	R$	(3,631)
Net (a+b)						R$	(351)	R$	(453)

Option
US Dollar Options	up to 10M		$932		$1,122	R$	8	R$	(12)

Options Total (d)						R$	8	R$	(12)

Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements
Receive
US Dollar Fixed	dec/34		$936		$936	R$	19	R$	—

Pay
US Dollar CPI	dec/34		$936		$936	R$	(9)	R$	—
Embedded Derivatives Total (e)						R$	10	R$	—

Net (a+b+c+d+e)						R$	(333)	R$	(464)

Zero cost collar operations have become more appropriate in the current foreign exchange scenario, especially because of the dollar’s volatility, as these operations allow the Company to lock in the exchange rate at the same time that it minimizes the negative impacts of a rapid depreciation of the real. The instrument consists of hedging an exchange range favorable to the cash flow, within which Fibria does not pay nor does it receive adjustments. At the same time that the Company is protected in these scenarios, this feature allows Fibria to capture greater benefits in export revenues in the event of a rising dollar. Currently, the operations have a maximum term of 12 months, coverage of 41% of net foreign exchange exposure and are only used to hedge cash flow exposures.

Derivatives used to hedge the debt (swaps) seek to transform real-denominated debt into dollar-denominated debt or to protect existing debt from unfavorable oscillations in interest rates. Thus, all swap asset legs are matched with the cash flows of the respective hedged debt. The fair value of these operations corresponds to the net present value of expected flows through maturity and, therefore, has a reduced cash impact.

Forestry partnership and the related standing wood sale contracts on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing wood, adjusted according to U.S. inflation as measured by the CPI (Consumer Price Index), which is not considered to be related to inflation in the economies where these areas are located, for an inherent derivative. This instrument, presented in the table below, is a swap of the variations in the US-CPI for the period of the above mentioned contracts. See note 9 (e) of the 1Q14 Financial Statements for more details and sensitivity analysis of the fair value in the event of acute variations in the US-CPI.

All of the financial instruments were contracted in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with CETIP (Securities Custody and Financial Settlement Clearinghouse), with cash impacts only upon their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and independently reports directly to the CEO and to the Statutory Audit Committee, ensuring implementation of the policy. Fibria’s Treasury area is responsible for the execution and management of financial operations.

Net Income

1Q14, the Company posted net income of R$19 million, compared to losses of R$185 million in 4Q13. This variation is primarily explained by i) better financial result, in turn driven by the impact of the real’s appreciation against the dollar on the debt, and ii) the reduced expenses with income tax and social contribution with the adhesion to Refis in 4Q13. As compared to the net income of R$24 million in 1Q13, this quarter was impacted by expenses with the redemption of the outstanding 2020 bonds in the amount of R$303 million. Not considering the 2020 bond redemption, the net income would be R$219 million.

Debt

							1T14 vs	1T14 vs
	Unit			1T14	4T13	1T13	4T13	1T13
Gross Debt	R$	million		8,445	9,773	9,898	-14%	-15%

Gross Debt in R$	R$	million		386	489	792	-21%	-51%
Gross Debt in US$(1)	R$	million		8,059	9,284	9,106	-13%	-11%
Average maturity	months			47	52	62	-5	-15
Cost of debt (foreign currency)			% p.a	4.1%	4.6%	5.2%	-0.5 p.p.	-1.1 p.p.
Cost of debt (local currency)			% p.a	7.2%	7.4%	7.7%	-0.2 p.p.	-0.5 p.p.
Short-term debt			%	17%	15%	8%	2 p.p.	9 p.p.
Cash in R$	R$	million		958	1,042	1,196	-8%	-20%
Cash in US$	R$	million		850	1,346	1,396	-37%	-39%
Fair value of derivative instruments	R$	million		(333)	(464)	(210)	-28%	59%
Cash(2)	R$	million		1,475	1,924	2,382	-23%	-38%
Net Debt	R$	million		6,970	7,849	7,516	-11%	-7%
Net Debt/EBITDA (in R$)	x			2.4	2.8	3.1	-0.4	-0.7

Net Debt/EBITDA (in US$)(3)	x			2.4	2.6	3.1	-0.2	-0.7

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 5,918 million (75% of the total debt) and debt in reais was R$ 2,527 million (30% of the debt)

(2) Includes the fair value of derivative instruments

(3) For covenant purposes

The balance of gross debt on March 31, 2014 was R$8,445 million, down R$1,328 million over 4Q13, primarily explained by the 2020 bonds redemption and foreign exchange variation in the period. As compared to 1Q13, gross debt fell R$1,453 million, primarily as a result of continued liability management initiatives. In the quarter, Fibria repurchased and cancelled R$1,625 million (US$722 million) of the 2020 and 2021 Bonds at a rate of 7.50% p.a. and 6.75% p.a. The repurchases in the year, to date, will provide annual savings of US$52 million in interest payments. The graph below shows changes in gross debt in the quarter:

Financial leverage fell from 2.8x on December 31, 2013 to 2.4x on March 31, 2014, primarily due to the higher LTM EBITDA and the falling gross debt in the period with early redemptions.

The average cost of local currency denominated debt in March, 2014 was 7.2% p.a. (Dec/13: 7.4% p.a. | Mar/13: 7.7% p.a.) and the cost in foreign currency denominated debt was 4.1% p.a. (Dec/13: 4.6% p.a. | Mar/13: 5.2% p.a.). The Company will continue to seek opportunities to reduce the cost of its debt. The graphs below show Fibria’s debt by instrument, indexer and currency (including debt swaps):

The average tenor of total debt was 47 months in March 2014, compared to 52 months in December 2013 and 62 months in March 2013. The repurchase of 2021 bonds and, especially, the 2020 bonds, in the period significantly impacted the average tenor of the Company’s debt. The graph below shows the amortization schedule of Fibria’s total debt:

The cash and cash equivalents position on March 31, 2014 was R$1,475 million, including the negative R$333 million mark-to-market of hedge instruments. Excluding the mark-to-market impact on cash, 53% was invested in local currency in fixed-income public bonds and the remainder, in short-term investments abroad.

The Company has 4 revolving credit facilities in the total amount of R$1,484 million with availability of four years as of contracting, with 3 in local currency (R$850 million) with a cost of 100% of the CDI + 1.5% p.a. to 2.1% p.a. when used (when not in use, the cost in reais will be 0.33% p.a. to 0.35% p.a.) and 1 facility in foreign currency (US$280 million) with a cost of 1.55% p.a. plus the 3-month LIBOR when used (when not in use, the cost of 35% of the agreed upon spread). Even though they are not in use, these funds help improve the Company’s liquidity. Therefore, the cash position of R$1,475 million and these R$1,484 million stand-by credit facilities equals a liquidity position of R$2,959 million, which represents a ratio of liquidity to short-term debt of 2.0x on March 31, 2014.

The graph below shows the evolution of Fibria’s net debt and leverage since March of 2013:

Capital Expenditures

				1Q14 vs	1Q14 vs	Last 12
(R$ million)	1Q14	4Q13	1Q13	4Q13	1Q13	months
Industrial Expansion	6	4	—	—	—	14
Forest Expansion	26	13	24	102%	8%	67
Subtotal Expansion	32	17	24	88%	33%	81
Safety/Environment	2	14	3	-86%	-40%	30
Forestry Renewal	203	215	161	-6%	26%	891
Maintenance, IT, R&D, Modernization	48	78	46	-39%	5%	255
Subtotal Maintenance	253	308	210	-18%	20%	1,176
50% Veracel	17	20	14	-16%	19%	84
Total Capex	302	345	249	-13%	22%	1,340

Capital expenditures (CAPEX) in the quarter totaled R$302 million, down 13% quarter-on-quarter, primarily due to reduced expenditures with maintenance, partially offset by the impacts of the start of a new standing wood purchase contract with Parkia. These same factors explain most of the year-on-year variation, and drove the 4% increase in LTM CAPEX, which was R$1,340 million.

Free Cash Flow

				Last 12
(R$ million)	1Q14	4Q13	1Q13	months
Adjusted EBITDA	679	823	565	2,910
(-) Capex including advance for wood puchase	(302)	(345)	(249)	(1,340)
(-) Interest (paid)/received	(138)	(98)	(80)	(516)
(-) Income tax	(3)	(11)	(4)	(30)
(+/-) Working Capital	(218)	388	(60)	132
(+/-) Others	(8)	(10)	(5)	(45)
Free Cash Flow(1)	9	746	167	1,111

(1) Doesn’t include the land deal and the assets solds in 2013

(2) Doesn’t include the Bond redemption disbursement

(3) Doesn’t include the IR/CS debt payment according to REFIS over the realized foreign profit in 2013

Working capital posted a negative result of R$218 million in 1Q14, compared to the positive R$388 million in 4Q13. This decline was mainly due to the increase in accounts receivable as compared to the reduction in 4Q13, for its part explained by the increased prepayment of receivables in that period, as well as the lower sales volume, in the 1Q14, causing higher inventories.

Working capital explains the key variation in Fibria’s free cash flow (FCF) in the period, as well as EBITDA variation. As a result of the early redemption of the 2020 bonds, interest paid/received was affected by the interest payment for the period from the last payment (November 2013) and the date of redemption (March 26, 2014) in the amount of US$20 million.

Capital Market

Equities

The average daily trade volume of Fibria’s shares was approximately 2.5 million, up 25% as compared to 4Q13. The average daily financial volume was US$27 million in 1Q14, up 12% quarter-on-quarter, with US$13.6 million traded on the BM&FBovespa and US$13.5 million traded on the NYSE.

Fixed Income

					Mar/14 vs	Mar/14 vs
Yield	Unit	Mar/14	Dec/13	Mar/13	Dec/13	Mar/13
Fibria 2019%		7.4	7.4	6.7	0.0 p.p.	0.7 p.p.
Fibria 2021%		5.0	5.2	5.0	-0.2 p.p.	0.0 p.p.
Treasury 10 Years	%	2.7	3.0	1.8	0.2 p.p.	-0.2 p.p.

					Mar/14 vs	Mar/14 vs
Price	Unit	Mar/14	Dec/13	Mar/13	Dec/13	Mar/13
Fibria 2019	USD/k	108.3	108.7	113.6	0%	-4%
Fibria 2021	USD/k	110.2	109.3	111.5	1%	-2%

Fitch upgrades Fibria’s rating to ‘BBB-/Stable’

On February 19, 2014, Fitch upgraded Fibria’s rating from ‘BB+/Positive’ to ‘BBB-’ with a stable outlook. The upgrade is an important acknowledgement of the Company’s efforts around debt management. As part of this, we highlight key initiatives that helped reduce our leverage: the capital stock increase in the amount of R$1.4 billion in 2012; divestments in 2012 and 2013 that totaled R$2.25 billion among forests and lands; and free cash flow generation, which exceeded R$2 billion in the last two years. With the improved risk perception, Fibria will have better conditions in accessing capital at more attractive rates, reducing charges on its debt and allowing it to expand its investor base either in fixed income or in equities which are restricted to only investment grade companies. This is another acknowledgement of the financial discipline that has created a virtuous cycle for the Company in creating value for its shareholders.

Standard & Poor’s (S&P) revised on March 27, 2014 its rating outlook from “BB+/Stable” to “BB+/Positive”. On the report released the rating agency highlighted the Company’s competitiveness, strong liquidity and the expectation of continuous leverage reduction in 2014 as aspects that led to the change.

Subsequent Events

Annual and Extraordinary General Meetings (A/EGM)

The Annual and Extraordinary General Meetings will be held on April 25 at Fibria’s headquarters (Alameda Santos, 1357 / 6º andar — São Paulo). Fibria published the General Meeting Participation Manual to facilitate understanding and access to information regarding the matters to be resolved at the A/EGM. The Call Notice, Management Proposal and Participation Manual are available on Fibria’s Investor Relations website (www.fibria.com.br/ir).

Fibria publishes its 2013 Sustainability Report according to GRI G4

In April, Fibria published its 2013 Sustainability Report according to the most recent version (G4) of Global Reporting Initiative (GRI) guidelines, which recommend more objectivity and focus on material topics. The document evolved to integrate economic, social and environmental matters rather than addressing each dimension separately (link: http://www.fibria.com.br/relatorio2013/).

Appendix I — Revenue x Volume x Price *

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q14 vs 4Q13 (%)
1Q14 vs 4Q13	1Q14	4Q13	1Q14	4Q13	1Q14	4Q13	Tons	Revenue	Avge Price
Pulp
Domestic Sales	115,615	111,925	136,144	131,906	1,178	1,179	3.3	3.2	(0.1)
Foreign Sales	1,072,493	1,329,032	1,485,861	1,809,209	1,385	1,361	(19.3)	(17.9)	1.8
Total	1,188,108	1,440,957	1,622,005	1,941,115	1,365	1,347	(17.5)	(16.4)	1.3

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q14 vs 1Q13 (%)
1Q14 vs 1Q13	1Q14	1Q13	1Q14	1Q13	1Q14	1Q13	Tons	Revenue	Avge Price
Pulp
Domestic Sales	115,615	118,282	136,144	123,596	1,178	1,045	(2.3)	10.2	12.7
Foreign Sales	1,072,493	1,068,108	1,485,861	1,308,119	1,385	1,225	0.4	13.6	13.1
Total	1,188,108	1,186,389	1,622,005	1,431,715	1,365	1,207	0.1	13.3	13.1

*Does not include Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	1Q14		4Q13		1Q13		1Q14 vs 4Q13	1Q14 vs 1Q13
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	1,642	100%	1,958	100%	1,449	100%	-16%	13%
Domestic Sales	156	10%	149	8%	141	10%	5%	11%
Foreign Sales	1,486	90%	1,809	92%	1,308	90%	-18%	14%
Cost of sales	(1,248)	-76%	(1,473)	-75%	(1,193)	-82%	-15%	5%
Cost related to production	(1,068)	-65%	(1,248)	-64%	(1,027)	-71%	-14%	4%
Freight	(180)	-11%	(224)	-11%	(166)	-11%	-20%	8%
Operating Profit	395	24%	485	25%	257	18%	-19%	54%
Selling and marketing	(79)	-5%	(95)	-5%	(71)	-5%	-17%	12%
General and administrative	(68)	-4%	(88)	-5%	(66)	-5%	-22%	4%
Financial Result	(170)	-10%	(599)	-31%	(66)	-5%	-72%	157%
Other operating (expenses) income	6	0%	825	42%	(2)	0%	-99%	-387%
Operating Income	83	5%	527	27%	52	4%	-84%	61%
Current Income taxes expenses	(12)	-1%	(592)	-30%	(11)	-1%	-98%	7%
Deffered Income taxes expenses	(52)	-3%	(121)	-6%	(17)	-1%	-57%	204%
Net Income (Loss)	19	1%	(185)	-9%	24	2%	-110%	-17%
Net Income (Loss) attributable to controlling equity interest	17	1%	(187)	-10%	22	2%	-109%	-22%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	2	0%	2	0%	53%	17%
Depreciation, amortization and depletion	412	25%	506	26%	432	30%	-19%	-5%
EBITDA	665	40%	1,632	83%	550	38%	-59%	21%
Equity	—	0%	—	0%	—	0%	0%	0%
Fair Value of Biological Assets	—	0%	(66)	-3%	—	0%	0%	—
Fixed Assets disposals	1	0%	(609)	-31%	(8)	-1%	-100%	-109%
Accruals for losses on ICMS credits	25	2%	22	1%	23	2%	15%	7%
Tax Credits/Reversal of provision for contingencies	(12)	-1%	(157)	-8%	—	0%	-92%	—
EBITDA adjusted (*)	679	41%	823	42%	565	39%	-17%	20%

Appendix III — Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	Mar/14	Dec/13	Mar/13
CURRENT	4,509	5,807	5,418
Cash and cash equivalents	958	1,272	859
Securities	802	1,068	1,732
Derivative instruments	31	23	22
Trade accounts receivable, net	410	382	583
Inventories	1,398	1,266	1,296
Recoverable taxes	173	201	200
Assets avaiable for sale	590	590	590
Accounts receivable - land and building sold	20	903	—
Others	128	103	136

NON CURRENT	2,967	3,014	2,588
Marketable securities	48	48	—
Derivative instruments	87	71	31
Deferred income taxes	919	968	827
Recoverable taxes	760	744	680
Fostered advance	696	726	719
Others	457	457	330

Investments	47	47	41
Property, plant & equipment, net	9,683	9,826	11,007
Biological assets	3,448	3,423	3,307
Intangible assets	4,615	4,634	4,697
TOTAL ASSETS	25,270	26,750	27,057

LIABILITIES	Mar/14	Dec/13	Mar/13
CURRENT	2,840	4,448	1,987
Short-term debt	1,454	1,474	819
Reclassification related to the redemption - Bond 2020	—	1,498	—
Derivative Instruments	80	107	32
Trade Accounts Payable	578	587	412
Payroll and related charges	95	129	86
Tax Liability	38	56	38
Dividends and Interest attributable to capital payable	2	2	2
Liabilities related to the assets held for sale	470	470	470
Others	122	125	129

NON CURRENT	7,919	7,811	9,876
Long-term debt	6,990	6,801	9,079
Accrued liabilities for legal proceedings	128	129	110
Deferred income taxes, net	241	236	200
Tax Liability	0	—	79
Derivative instruments	371	451	230
Others	188	194	178

SHAREHOLDERS’ EQUITY - Controlling interest	14,462	14,445	15,155
Issued Share Capital	9,729	9,729	9,729
Capital Reserve	3	3	3
Statutory Reserve	3,126	3,109	3,837
Equity valuation adjustment	1,614	1,614	1,597
Treasury stock	(10)	(10)	(10)
Non controlling interest	49	46	39
TOTAL SHAREHOLDERS’ EQUITY	14,511	14,491	15,194
TOTAL LIABILITIES	25,270	26,750	27,057

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	1Q14	4Q13	1Q13

INCOME (LOSS) BEFORE TAXES ON INCOME	83	527	52
Adjusted by
(+) Depreciation, depletion and amortization	412	506	432
(+) Unrealized foreign exchange (gains) losses, net	(151)	356	(87)
(+) Change in fair value of derivative financial instruments	(120)	103	(51)
(+) Fair value of biological assets	—	(66)	—
(+) Gain on sale of investments - Asset Light project	—	(799)	—
(+) (Gain)/loss on disposal of property, plant and equipment	1	190	(8)
(+) Interest and gain and losses in marketable securities	(23)	(19)	(27)
(+) Interest expense	137	138	154
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	303	7	63
(+) Impairment of recoverable ICMS	25	22	23
(+) Provisions and other	14	28	8
(+) Tax Credits	(11)	(77)	—
(+) Reversal of provision for contingencies	—	(102)	—
Decrease (increase) in assets	—	—	—
Trade accounts receivable	(58)	266	163
Inventories	(83)	79	(80)
Recoverable taxes	(12)	(23)	(31)
Other assets/advances to suppliers	(2)	66	(20)
Increase (decrease) in liabilities	—	—	—
Trade payable	2	(22)	(20)
Taxes payable	(26)	(19)	(3)
Payroll, profit sharing and related charges	(34)	(2)	(43)
Other payable	(6)	42	(26)
Cash provided by operating activities	—	—	—
Interest received	23	27	56
Interest paid	(161)	(125)	(136)
Income taxes paid	(3)	(403)	(4)
NET CASH PROVIDED BY OPERATING ACTIVITIES	311	699	415
Cash flows from investing activities	—	—	—
Acquisition of property, plant and equipment and forest	(305)	(317)	(241)
Advance for wood acquisition from forestry partnership program	3	(28)	(8)
Marketable securities, net	269	(273)	580
Cash from sale of investments - Asset Light project	883	500	—
Proceeds from sale of property, plant and equipment	(16)	(8)	22
Derivative transactions settled	(12)	(5)	(12)
Others	(0)	(0)	0
NET CASH USED IN INVESTING ACTIVITIES	821	(131)	341
Cash flows from financing activities	—	—	—
Borrowings	910	137	19
Repayments - principal amount	(2,124)	(218)	(808)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(183)	(6)	(42)
Net of capital increase	—	—	—
Other	3	(0)	(3)
NET CASH USED IN FINANCING ACTIVITIES	(1,394)	(87)	(835)
Effect of exchange rate changes on cash and cash equivalents	(52)	20	(6)
Net increase (decrease) in cash and cash equivalents	(314)	501	(85)
Cash and cash equivalents at beginning of year	1,272	770	(944)
Cash and cash equivalents at end of year	958	1,272	859

Appendix V — EBITDA and adjusted EBITDA breakdowns (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	1Q14	4Q13	1Q13

Income (loss) of the period	19	(185)	24

(+/-) Financial results, net	170	599	66

(+) Taxes on income	64	713	28

(+) Depreciation, amortization and depletion	412	506	432

EBITDA	665	1,632	550

(-) Fair Value of Biological Assets	—	(66)	—

(+/-) Loss (gain) on disposal of property, plant and equipment	1	(609)	(8)

(+) Impairment of recoverable ICMS	25	22	23

(-) Tax credits/reversal of provision for contingencies	(12)	(157)	—

EBITDA Ajustado	679	823	565

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction no. 527 of October 4, 2012, adding or subtracting from the amount the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits from recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

Appendix VI — Economic and Operational Data

							1Q13 vs	1Q13 vs	4Q12 vs	2Q12 vs	1Q12 vs
Exchange Rate (R$/US$)	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	4Q12	1Q12	3Q12	1Q12	4Q11
Closing	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	-3.4%	12.4%	5.0%	10.0%	-1.5%

Average	2.3652	2.2755	2.2880	2.0666	1.9966	2.0569	3.9%	18.5%	-0.5%	3.5%	-2.9%

				1Q14 vs	1Q14 vs	Last 12
Pulp sales distribution, by region	1Q14	4Q13	1Q13	4Q13	1Q13	months

Europe	46%	36%	42%	10 p.p.	2 p.p.	41%
North America	19%	30%	22%	-12 p.p.	-3 p.p.	26%
Asia	26%	26%	26%	-0 p.p.	-0 p.p.	24%
Brazil / Others	9%	8%	10%	1 p.p.	-1 p.p.	9%

Pulp price - FOEX BHKP (US$/t)*	Mar-14	Feb-14	Jan-14	Dec-13	Nov-13	Oct-13	Sep-13	Aug-13	Jul-13	Jun-13	May-13	Apr-13

Europe	766	768	770	771	770	770	777	794	810	820	815	807

Financial Indicators	Mar/14	Dec/13	Mar/13

Net Debt / Adjusted EBITDA (LTM*) (R$)	2.4	2.8	3.1

Net Debt / Adjusted EBITDA (LTM*) (US$)	2.4	2.6	3.1

Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4

Cash + EBITDA (LTM*) / Short-term Debt	3.0	3.2	5.9

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	1Q14	4Q13	1Q13

Net Income (Loss) before income taxes	83	527	52

(+) Depreciation, depletion and amortization	412	506	432

(+) Foreign exchange and unrealized (gains) losses, net	(151)	356	(87)

(+) Fair value of financial instruments	(120)	103	(51)

(+) Fair value of biological assets	—	(66)	—

(+) Capital gain of investment’s leasing	—	(799)	—

(+) Loss (gain) on disposal of Property, Plant and Equipment	1	190	(8)

(+) Interest on Securities, net	(23)	(19)	(27)

(+) Interest on loan accrual	137	138	154

(+) Financial charges on 2020 senior notes tender offer	303	7	63

(+) Accruals for losses on ICMS credits	25	22	23

(+) Provisions and other	14	28	8

(+) Tax Credits	(11)	(77)	—

(+) Reversal of provision for contingencies	—	(102)	—

Cash earnings (R$ million)	670	812	559

Outstanding shares (million)	554	554	554

Cash earnings per share (R$)	1.2	1.5	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO